Exhibit 99.80

NEWS RELEASE	OTCBB: GVGDF
For Immediate Release	TSX: GVX

Grandview Gold Inc. Begins Drilling at Dixie Lake Project, in Red Lake Gold District

June 21, 2011 - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce that, its 2011 Canadian Exploration Program (the “Program”) has begun at the Company’s Dixie Lake property (the “Property”), in the Red Lake Gold District. The geological team has collared the first of up to 10 holes planned for the 2,200m Program and diamond drilling will begin immediately, continuing through to the end of July or early August, 2011.

“I spoke with the team on Sunday and everything looks good on the Property,” says Grandview President and CEO Paul Sarjeant B.Sc, P.Geo. “We are proceeding with confidence and optimism that our Program will deliver the results we forecast through our exploration and modelling, and that Teck Exploration indicated when they worked the Property in 1989-1990.”

The Company’s exploration Program for the Property focuses on continued drilling at the 88-4 and 88-4 West Zones, to bring the historic non-NI 43-101 compliant mineral resource originally estimated by Teck Exploration (1989-90) of 417,000 short tons at 0.126 ounces per ton, and later estimated by Teck to indicate a possible tonnage of 1.1 million short tons at 0.1 ounces per ton, to formal NI 43-101 compliance. In addition, drilling in select target areas within the mineralized zones is planned to confirm that the 88-4 and 88-4 West zones are connected, as indicated by recent modelling.

About Dixie Lake

Grandview has an option agreement with Newmont Mining Corporation (formerly Fronteer Gold Inc.) and has earned a 67% interest in the 1,664 hectare Dixie Lake property located 16 miles south of Goldcorp's Red Lake Mine. The Property has an established gold resource (Teck, 1989), estimating a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton; upgraded from an original estimate of 417,000 short tons at 0.126 ounces per ton.

Dixie Lake is highly prospective for Grandview due to its location in the Red Lake area, the historic work that has been done in and around the 88-4 Zone since 1945, and significant results of work undertaken by Grandview elsewhere on the Property from 2005 through 2009 - including NS Zone assays of 22.90 g/T Au over 2.86 m and 18.29 g/T over 2.20 m, with considerable visible gold in core. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under NI 43-101 and as such this historical estimate should not be relied upon.

About the Red Lake Gold District

The Red Lake Gold Mining District in northwestern Ontario is the most prolific gold producing region in Canada. Since the mid-1960's The Red Lake District has yielded over 30-million ounces of gold and is home to Goldcorp's Red Lake and Campbell Mines. Grandview has three projects in the Red Lake Gold District, namely Sanshaw-Bonanza, Dixie Lake and Loisan.

About Grandview Gold Inc.

Grandview is a gold exploration company focused on creating value for shareholders by balancing sustainable small-scale mine development and gold production, with traditional major gold camp exploration. Details of Grandview’s projects are available on the Company’s website.

For further information, please contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.